July 20, 2020

VIA EDGAR
 ==========
Elena Stojic
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Spinnaker ETF Series; File Nos. 333-215942 and 811-22398

Dear Ms. Stojic,
On November 5, 2019, Spinnaker ETF Series (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Trajan Wealth Income Opportunities ETF (the “Fund”). On December 23, 2019, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please supplementally provide a completed fee table.
Response. The completed fee table is set forth below:
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). The fees are expressed as a percentage of the Fund’s average net assets. Investors purchasing or selling Shares in the secondary market may be subject to costs (including customary brokerage commissions) charged by their broker. These costs are not included in the expense example below.

Annual Fund Operating Expenses (ongoing expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Other Expenses[1]	0.60%
Total Annual Fund Operating Expenses	1.15%
Fee Waiver and/or Expense Limitation[2]	0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.85%
1. Other Expenses are based on estimated amounts for the current fiscal year.

2.  Trajan Wealth, LLC (the “Sub-Advisor”) has entered into an expense limitation agreement with the Fund under which it has agreed to waive or reduce its management fee and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s Total Annual Fund Operating Expenses to not more than 0.85% of the average daily net assets of the Fund, (exclusive of (i) any 12b-1 fees; (ii) any front-end or contingent deferred loads; (iii) brokerage fees and commissions, (iv) acquired fund fees and expenses; (v) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); (vi) borrowing costs (such as interest and dividend expense on securities sold short); (vii) taxes; and (viii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Advisor or Sub-Advisor)).  This contractual arrangement is in effect through August 3, 2021 unless earlier terminated by the Board of Trustees for any reason at any time. The Sub-Advisor cannot recoup from the Fund any amounts paid by the Sub-Advisor under the expense limitation agreement. Further, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the Fund may exceed those contemplated by the waiver due to expenses that are not waived under the expense limitation agreement.

Example. The following Example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year. The Example includes the Fund’s contractual expense limitation through August 3, 2021. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
One Year	Three Years
$87	$336

Comment 2. Please confirm that the expense limitation agreement will be in place for at least a year from the date of the prospectus.
Response. The Registrant so confirms.
Comment 3. In “Principal Investment Strategies”, please revise the first paragraph to state that the Fund will not track the performance of an index.
Response. While the Registrant notes that instruction 3 to item 9 of Form N-1A states that “a negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy”, the Registrant has revised the first paragraph as follows:
The Fund is an actively managed exchange-traded fund (“ETF”). As an actively managed fund, the Fund will not seek to replicate the performance of an index. The Fund seeks to achieve its investment objective by investing in a combination of domestic preferred securities, income producing fixed income securities, and income producing common stocks.
Comment 4. In “Principal Investment Strategies”, please use plain English to describe the “comprehensive analysis of a firm’s capital structure” and “best relative value” and clarify what the “additional criteria” are for inclusion in the portfolio.
Response. The Registrant has revised the disclosure shown below.
In selecting securities for the Fund, the Sub-Advisor’s investment process is driven by a comprehensive analysis of a firm’s capital structure with the goal of investing in securities that the Sub-Advisor believes represent the best relative value compared to other securities in the investment universe. This analysis is done using an investment process combines a bottom-up and top-down approach to security selection that includes three significant areas of analysis: credit fundamentals (strength of the balance sheet, measures of ability to meet interest payments, and measures of ability to service debt); relative value; and technical aspects of securities (interest rate sensitivity, call features, maturities, trading volumes, liquidity and pricing). The bottom-up analysis focuses individual security analysis, including risks specific to the security, credit fundamentals, liquidity and other factors. The top-down analysis takes into account the target allocation of the portfolio, industry exposure, the current economic environment, and the Sub-Advisor’s assessment of the direction of interest rates, equity market valuations and other macro factors.

Comment 5. In “Principal Investment Strategies”, please revise the second paragraph to use the terms “nano-cap” and “micro-cap” with respect to the $50 million and $150 million capitalization issuers, respectively. Please also add disclosure regarding the maximum capitalization of the securities.
Response. The Registrant has revised the second paragraph as follows:
“The Fund may invest in preferred securities of any market capitalization (including nano, micro, small, medium, and large capitalization). Although the Fund may invest in individual issues of retail preferred securities with market capitalizations as low as $50 million, the Fund will ~~not~~ generally invest in individual issues of retail preferred securities of issuers that have~~s~~ a total market capitalization of at least $150 million. There is no maximum capitalization for the preferred securities in which the Fund invests. The Fund may also invest in preferred securities issued by real estate investment trusts (“REITs”) as well as corporate bonds, convertible securities and corporate debt securities.
Comment 6. In “Principal Investment Strategies”, please confirm the Fund will invest in preferred securities that are exchange traded at single share prices of $50 or $100 as a principal strategy.
Response. The Sub-Advisor has confirmed to the Registrant that investments in preferred securities that are exchange traded at single share prices of $50 or $100 are a principal strategy.
Comment 7.  In “Principal Investment Strategies”, it notes that the Fund may invest in convertible securities. Please supplementally whether the Fund will invest in COCOs as a principal strategy.
Response. The Sub-Advisor has confirmed to the Registrant that the Fund will not invest in COCOs as a principal strategy.
Comment 8. In “Principal Investment Strategies”, please add the word “speculative” to the disclosure regarding the Fund’s investments in junk bonds similar to the corresponding risk factor.
Response. The Registrant has revised the strategy disclosure as follows:
The Fund’s investments in preferred securities and income producing debt securities may include both investment grade securities and securities that are rated below investment grade (commonly referred to as “junk bonds,” which are speculative and may include securities rated “BB+/Ba1” or lower by S&P Global Ratings, Fitch Ratings, Inc., and/or Moody’s Investors Service, Inc. or equivalent by another nationally recognized statistical rating organization as well as non-rated securities) at the time of purchase.
Comment 9.  In “Principal Investment Strategies”, please separate the disclosure about the Fund being non-diversified and its possible concentration in sectors.
Response. The Registrant has revised the disclosure as follows:
The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of companies. The Fund’s investments may be in the same or related economic sectors, including financial companies, energy companies, healthcare companies, or REITs.

Comment 10.  In “Principal Investment Strategies”, please add disclosure regarding the Fund’s sector focus in financial companies or remove the risk from the principal risks.
Response. The Registrant has revised the disclosure as shown response to Comment 9 above.
Comment 11. In “Principal Risks of Investing in the Fund – Preferred Securities Risk”, please add that it is possible to have a negative yield to call, which could lead to losses for the Fund and its shareholders if the issuer repurchases.
Response. The Registrant has revised the disclosure as requested.
Comment 12. In “Principal Risks of Investing in the Fund”, add risks for nano and micro capitalization securities.

Response. The Registrant has revised the disclosure as requested.

SAI:

Comment 13. In “Investment Restrictions and Policies”, please add the word “concentration” to the first fundamental policy.
Response. The Registrant has revised the policy as follows:
(1) Concentrate its investments. The Fund’s concentration policy does not allow the Fund to purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Fund's investments in that industry would equal or exceed 25% of the current value of the Fund's total assets, provided that this restriction does not limit the Fund's: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (iii) investments in repurchase agreements collateralized by U.S. government securities.
* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle